

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

<u>VIA E-mail</u>
Chris Hymel
President
Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583

> **Re: Signal Advance, Inc.**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form S-1**
> **Submitted March 19, 2013**
> **CIK No. 0001545061**

Dear Mr. Hymel:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>Solution, page 6</u>

1.   We note your response to our prior comment 2, however, it doesn't appear you have made the changes in the revised registration statement that you propose in your response letter. Please revise accordingly.

<u>Intellectual Property, page 7</u>

2.   We note your response to prior comment 5, please quantify the number of "U.S. and European patent applications" that are under examination following submission of amendments and responses to office actions.

Report of Independent Registered Public Accounting Firm, page 45

3.   Please revise this report to refer to and opine not only on the financial statements of the current period but also to those of the prior period that are presented. Refer to Public Company Accounting Oversight Board Auditing Standard AU 508.65.

4.   We note that the amended Form S-1 filed on March 19, 2013 does not include the consent of your independent accountants. To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment. Revise the consent such that the dates of the reports referred to agree to the dates of the reports in the filing.

Statement of Cash Flow, page 48

5.   The subtotals presented in this statement do not appear to be mathematically correct. Further, the statement does not appear to describe all the changes in your intellectual property amounts for fiscal year 2012. Please advise or revise.

Note B – Intangible Property, page 53

6.   We note your response to prior comments 16, 17 and 18 in our letter dated December 20, 2012. Based on your response, it appears that the transfer of the Signal Advance technology is a transfer of assets from a related party. Transfers of property or other long-term assets by an individual to a related business entity should be recorded by the business entity at the amount that the transferor would have had in its accounts if the transferor had prepared financial statements using generally accepted accounting principles for business entities rather than the value that may have been used in the individual's financial statements. Please revise your financial statements accordingly. Refer to paragraphs 805-50-30-5 through 6 of the FASB Accounting Standards Codification.

7.   Further, we note your response to prior comment 22 in our letter dated December 20, 2012 in which you state that the contingent payments for the Signal Advance technology will be capitalized. Considering the facts and circumstances of this transfer, including that it is a related party transaction, it appears such payments should be expensed. Please revise accordingly.

8.   We note your response to comment 19, but were unable to locate Exhibit A you referred to in the response. Please tell us how you determined that the i-Consent product has an indefinite useful life based on the factors listed in paragraph 350-30-35-3 of the FASB Accounting Standards Codification.

9.   Please provide the following with respect to the i-Consent product:

- The nature and amount of the costs capitalized
- The amount of sales, rental or royalty income you have recorded from the i-Consent product since technological feasibility was achieved
- The nature of the marketing activities associated with the product since technological feasibility was achieved, and the related expenses
- The date the product became available for general release to customers and any costs capitalized subsequent to that date
- A description of any ongoing research and development activities for other components of the i-Consent product

10.   Please describe the method used to test the i-Consent product for impairment and provide the results of this testing for fiscal year 2012. As part of your response, describe any changes in estimates or assumptions used in this analysis since your initial impairment test.

Signatures

11.   When you file this S-1 publicly, please ensure that the signatures are currently dated.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Russell Mancuso for

Amanda Ravitz
Assistant Director

cc: (via e-mail): Richard C. Seltzer, Esq.